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                                                                     Exhibit 4.1

NEWS RELEASE

                                     [LOGO]
                          HARRAH'S ENTERTAINMENT, INC.
                    The Premier Name in Casino Entertainment

Ralph Berry
Harrah's Entertainment, Inc.
(901)762-8629
Release # HET 4-98-0093

                      Harrah's Calls Notes for Redemption;
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                              Closes Bank Facility
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         MEMPHIS, April 1, 1998 -- Harrah's Entertainment, Inc., (NYSE:HET)
today announced its Harrah's Operating Company, Inc. subsidiary has called for redemption, on May 1, 1998, of all $200 million of its 8-3/4% Senior Subordinated Notes due 2000. The call price is 102% of the principal amount plus accrued and unpaid interest on the Notes to the redemption date. The Bank of New York is trustee and paying agent for the Notes.

         Harrah's also announced that it has closed an expanded $2.1 billion senior unsecured bank credit facility. The facility includes a $200 million commitment which will be made available only for the redemption of the Notes and an $800 million commitment which will be made available only for the consummation of the merger with Showboat, Inc. and related transactions. The merger is expected to close in the second quarter of 1998.

         Harrah's Entertainment, the premier name in casino entertainment, operates 16 casinos across the United States. With more than 60 years in the casino entertainment industry, Harrah's is the most recognized and respected brand name in the business.

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